LUKE ENERGY LTD.

Instrument of Proxy
For Special Meeting of Shareholders

          The undersigned shareholder of Luke Energy Ltd. (the “Corporation”) hereby appoints Harold V. Pedersen, Chairman of the Board and Chief Executive Officer and a Director of the Corporation or, failing him, Mary C. Blue, President, Chief Operating Officer and a Director of the Corporation, both of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing                         , as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Special Meeting of the shareholders of the Corporation (the “Meeting”), to be held on April 14, 2003 and at any adjournment or adjournments thereof, and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders’ discretion, except as otherwise specified below.

          Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the shares represented by this instrument of proxy in the following manner:

1.	FOR ☐ OR AGAINST ☐	an Ordinary Resolution approving, with or without variation, the private placement by the Corporation of up to 24,827,585 Special Warrants at a price of $1.45 per Special Warrant (the “Private Placement”), each Special Warrant being exercisable for one (1) Common Share of the Corporation without additional consideration, the proceeds of which financing to be utilized to fund the Corporation’s working capital and drilling and acquisition program, all as more particularly set forth and described in the accompanying Information Circular

2.	FOR ☐ OR AGAINST ☐	an Ordinary Resolution approving an amendment to the Stock Option Plan of the Corporation to increase the number of Common Shares available for issuance thereunder to 3,305,395 Common Shares, representing approximately 10% of the issued and outstanding Common Shares of the Corporation after giving effect to the Private Placement, all as more particularly set forth and described in the accompanying Information Circular

3.	At the discretion of the said proxyholders, upon any amendment or variation of the above matters or any other matter that may be properly brought before the Meeting or any adjournment thereof in such manner as such proxy, in such proxyholder’s sole judgment, may determine.

          This Instrument of Proxy is solicited on behalf of the management of the Corporation. The shares represented by this Instrument of Proxy will be voted and, where the shareholder has specified a choice with respect to the above matters will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.

          Each shareholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a shareholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the shareholder’s appointee should be legibly printed in the blank space provided.

          The undersigned hereby revokes any proxies heretofore given.

          Dated this            day of                         , 2003.

(signature of shareholder)

(name of shareholder — please print)

NOTES:

1.	If the shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.	This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3.	Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.	This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the President of the Corporation, c/o Computershare Trust Company of Canada, Attention: Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time set for the holding of the Meeting or any adjournment thereof. A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.

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